

THE
BOXX®
TWO WHEELED
VEHICLE FORMAT
INTL PATENTS

BOXX® CORP: A NEW MAJOR BRAND OF NEXT GENERATION SCOOTERS

BOXX Corp. designs, engineers, manufactures, and markets electric scooters – motor and all – for the global consumer, commuters, commercial industries, and government sectors. Our original brand BOXX® scooter is a compact, all-wheel drive, all-electric smart vehicle that is comprised of patented industry technologies. BOXX® scooters are made for the next generation of global riders.



BOXX® is uniquely positioned to capitalize on the market opportunity as the transportation industry transitions to electric vehicles. BOXX® has established footing as a forefront brand and will be an industry leader though the following unique advantages:

- Low cost, capital efficient production capabilities that can scale rapidly (the most capital efficient production for a motorized vehicle)
- New applications of patented technology with the industry.
- The eagerness of the market to accept new, innovative technologies
- Low number of major competitors
- Low cost of entering the market

BOXX® THESIS



BOXX INNOVATES AN ANTIQUATED MARKET THROUGH OPERATIONAL & CAPITAL EFFICIENCIES

As antiquated technologies and transportation methods still exist, a substantial opportunity exists for products that are more accessible and efficient. The scooter industry is one of the simplest verticals to capitalize on within vehicle transportation industry. By innovating on a proven market and ushering in a new era of electric scooters, BOXX® is uniquely positioned to capitalize on this market opportunity through capital efficiencies derived from our simple, yet innovative technologies in the manufacturing and production of BOXX® scooters.



BOXX® THESIS





PATENTED, INDUSTRY SHAPING TECHNOLOGIES

BOXX® has designed and engineered for the next generation of personal, business, mobility solutions. The patent protection and technology innovations can be deployed B2B and B2C allowing for diverse revenue streams.



AWARD WINNING PRODUCTS

Currently named #7 of the Top 10 major global scooter brands by ebay and Navigant research firm, the accolades are just one piece of evidence of the brand potential of BOXX®. With nearly 10+ industry leading accolades, 1000+ pre-orders totaling $5M+ revenue, and scalable partnerships secured – BOXX® will usher the scooter and transpiration industry into a new era of efficiency, profitability, and accessibility.

BOXX® THESIS



BRAND & INDUSTRY LEADER

Capitalizing on the changing tides within the industry as it shift from gas powered vehicles to electric ones, BOXX® is situated to establish itself as a leader in the industry. Designed for global distribution ease and production capital efficiencies, BOXX's product brand potential is secured through strategic joint venture partners with vast distribution networks, and significant co-branding corporate partners giving BOXX® the required infrastructure to scale immediately into our direct markets.

BOXX® CORP.
AN AWARD-WINNING RECORD

We have seen extraordinary market acceptance of our pre-launch product, brand and company. All of our marketing and publicity has been self-generated, and our concept of products has **captured industry attention and drawn comparisons to the likes of Honda and BMW.**

See who is talking about BOXX, Corp. & BOXX® Scooters:













WIRED

FAST COMPANY

CNBC

TECH TOYS 360

GADGET MAN
GADGET AND APP REVIEWS ONLINE
& EVERY MONDAY MORNING ON BBC RADIO SUFFOLK

Discovery CHANNEL

THE WALL STREET JOURNAL. WSJ

Mashable

AND MORE!










In addition to flattering press, BOXX® has also received several awards and product accolades, including:











10TH INTERNATIONAL SPARK DESIGN AWARDS
INVISIA COLLECTION
OFFICIAL WINNER

Silicon Valley StartUp Cup

FAST COMPANY

T3 HOT 100
COWON E2
Featured in T3 Magazine's "Hot 100" Tech Products

MONOCLE
The 2009 GLOBAL FORECAST
01 Global leader
05 Hot regions
10 Smart brands
15 Flashpoints
20 Fresh heroes
25 Media stars
50 Happy ideas

Table of Contents Hide

1. Honda
2. Vespa
3. Yamaha
4. BMW
5. Genuine
6. Evolve
7. Boxx
8. California
9. Piaggio
10. Kawasaki

ebay

- State Funded Technology Grant, 2014
- GOLD Winner International Spark Production Design Award, 2015
- Silicon Valley Startup Cup Top Business Models, 2nd place 2014
- Stuff Magazine's Hot Products
- WIRED Magazine Featured w iTunes interactive app of our touch screen operating system
- Featured in Fast Company, 2012
- Top 25 Global Products by Monocle, 2013 (#9)
- Top 6 Scooter by Popular Mechanics, 2012
- Top 100 Products by T3 Magazine (#48)
- Top 10 Major Global Scooter Brands by ebay (#7)

BOXX® : SIMPLY ADVANCED



BOXX, Corp. specializes in designing, engineering, manufacturing, and marketing electric motor scooters, mobility products, and patented industry component technologies for the global consumer, commercial industries and government business.

Most recently, we have created a top-of-the-line, compact, all-wheel drive highly effective smart scooter — BOXX®: The 1 Meter Vehicle.

Patents Secured:

- 14 U.S. / International Patents (China, Japan, India, EU, Brazil) for Two Wheeled Vehicles

- 15 U.S. / International Trademarks over BOXX and related product marks

- 2 U.S. / International Marketing Trademarks

Using patented industry technologies that are designed for the next generation global scooter industry and market, the premium BOXX® scooter boasts:



3X market standard
Range Efficiency

6 Minute
Charge Time

120
Mile Range

AWD
Only Scooter on Market

Patented
Motor Technology

Super Capacitor
Power Technology

A scooter unlike any other on the market, the BOXX®

BOXX, Corp. is positioned to become the next staple brand in the scooter industry. Experts have already given top accolades as for BOXX® as a #9 Top 25 Global Products. Top 6 Scooters, #48 Top 100 Products. BOXX is already named #7 among the top 10 major global scooter brands (ebay)

BOXX® : THE 1 METER VEHICLE

BOXX® is our first game changing, all-electric, all-wheel drive scooter product that utilizes a revolutionary chassis design as a technology platform.

Our patented drive and chassis technologies empower the ingenuity behind BOXX® making it the simplest and most accessible scooter in the market. Consumers and experts are raving – the BOXX® scooter has the best ride quality and user experience available on the market.

PHASE 1:
WHAT IS BUILT

Conceived and initially founded in 2009, and incorporated in 2015 BOXX, Corp. has devoted a **three phase business model** to creating the next major scooter brand among the global scooter industry capitalizing on the industry transition to electric power. BOXX, Corp. spent 5 years developing and prototyping its technology platform that is now ready for production. With a capital efficient operating model, BOXX® is primed for market entry.

To date, we have completed Phase I: Product Development and formulation of our multi-tiered plan to carve out a place among the premier brands in the scooter market.

- Completed manufactured prototyping and product development program
- 14 Fully issued patents multination patents and trademarks, US, EU, Japan, India, Brazil, China
- 4 fully manufactured prototypes
- Partnered with a high-volume suppliers bolstering our supply chain, plus for extra inventory capacities

- First generation Proof of Concept unit
- Phase II Production Planning and Revenue Ready sales
- Top Tier product accolades already received priming the readiness for the market, dealers, and consumers
- BOXX Prototype 001 has been aquired to a prominent US museum for permanent display opening in 2018.

PHASE 2:
PRODUCTION; WHAT'S NEXT

BOXX Corp. doesn't just plan to sell one new kind of scooter — we intend to create an entire line of cutting-edge products, establishing BOXX® as an industry leader in the global movement towards the electrification of motorized vehicles.
We intend to be the catalyst that the industry demands.



Production Program

To do that, BOXX Corp. is focused on Phase II: Our Production Program.
We already have over 7,435 units slated and forecasted units totaling $20 million in revenue plus for the product line. We are working on our first per business plan BOXX JV partnership with a major corporation group for BOXX country and globaly dealer distributed BOXX®. **Building out an initial first batch of 1,000 BOXX® scooter for sales-ready inventory establishing product production is a top priority for this next phase, targeting an MSRP of $4.5M - $5M in value for immediate deliveries.**



BOXX Global

For global expansion, BOXX® is centered on our trademarked direct dealer joint venture distribution networks, and leveraging our branding partnership with a major franchise corporation to allow for a successful market launch of our flagship products through a global branding partnership marketing sponsorship.



Diversified Revenue Streams

BOXX® future developments include new scooter models with step thru capabilities, electric motors for B2B opportunities, branded component products, and branded accessories. Potential pipeline products include: **BOXX® patent-pending accessories such as solar charging BOXX cover matte, expanded storage pods, a patented super capacitor fuel cell power system, LightGuard® patented product defined digital light projection (HUD) road surface communication systems for autonomous vehicles, industry leading patented electric HUB motors, BOXX II Step thru scooter all slated for completion during this phase of growth.**



BOXX CORP®

BOXX® EXECUTIVE SUMMARY

Key Highlights:

- BOXX Corp. capitalizes on the technology shift within the industry from gas → electric
- Proof of concept has been established with 7,435+ units slated
- **A major corporate franchise partnership is in place for branding products for retail stores**
- First-to-market product with next generation, patented technology



- **14 issued, multi-nation, industry broad technology patents** for component technology products [patented electric best performing electric motors]
- Top Products Accolades & Awards – recognizing BOXX® among the **Top 10 industry major global scooter brands**
- Capital Efficient Production Model / Completed Seed Prototyping Phase Product(s) Package
- Ready for production and sales.
- **Profitable revenues right out of the gate**



Industry:

Scooters; Manufacturing; Consumer Electronics; Transportation; Electric Component Technology, Engineering, Compact Mobility Products

Market Size:

$12 Billion (Global, 2023) **+ Existing Traditional Gas Scooter Market**

Target Customer:

Motorized electric vehicle riders, traditional scooter/motorbike riders, urban living commuters, Car ownership alternative groups or secondary accessory vehicle to car owners and non scooter riders. Is easier or friendly than other scooters for a customer to step into.

Top Tech Canadian Business Sponsorship

BOXX, Corp.

This program is available to few select new companies, working with only 9 entrepreneurs each year. The program provides company country sponsorship, allowing BOXX, Corp. to take the first steps towards expanding production internationally in the near future.

BOXX will gain extensive knowledge colluding with other industry leaders and CEOs of invaluable resources for expansion.





BOXX Operations Group | Executive Team Enterprise |

BOXX® Operations Group is an international Enterprise of Executive Teams from the US, UK, Europe, Korea and Brazil that are committed to the business development of BOXX Corporation. Consisting of regional co-CEO, COO, CFO CSO, CIO (s) and including department directors comprising the corporate enterprise of BOXX Corporations executive businesses and internal operations.

GLOBAL TRANSPORTATION TRANSITION

CAPITALIZING ON THE INDUSTRY'S TRANSITION TO ELECTRIC VEHICLES

The global industry of motorized vehicles is undergoing a major transition from gas to electric propulsion systems. Consumers, businesses, and governments alike are searching for smarter, more efficient, and more environmentally conscious ways to get around. This has contributed to industries migrating from their gas powered engines to electric propulsion powered systems to enable more sustainable transit.



A 1% market penetration, BOXX, Corp. BOXX® products generate $100M+

Despite the industry and cultural movement towards the electrification of motorized vehicles, the scooter industry as a whole has remained technologically unchanged – creating a prime opportunity for the next market leading brand – BOXX®.



COMPETITIVE OVERVIEW

There are only a handful of major scooter brands in the global marketplace, despite scooters being the largest secret of motorized transportation on the planet. BOXX® is gearing up to compete with other worldwide brands including:



Globally recognized, **Honda** has major world resources and a wide range of existing products, high-tech engineering practices, great innovation, and a strong multi-industry brand name. They are seen as the owners of the #1 position in the Top 10 Global Scooter Brands. They are tied to current industry operations and limited in their ability to innovate and forge new paths, a condition that limits their scooter product range.



A strong scooter brand, **Piaggio** has shown innovative formats that work in the market where others have failed. Their three wheeled scooter is a huge success, but overall, they have a limited product range.



Vespa has a strong lifestyle image embedded in their brand, but they rely almost solely on this image for survival. Their product format is over 50 years old, and they are held back from modern innovation by their image.

BOXX® CORP. BY THE NUMBERS

BOXX Corp. generates revenue from the sale of our revolutionary scooter unites. The BOXX® 1 Meter Vehicle has an average MSRP of **$3,845 USD and entry model starts at $2,997.00 without any add-ons.** The typical per unit order revenue is **$4,600** and average accessory revenue is **$450.** The Top-End Model at $5,997.00 is the most sought after model.

Based on this pricing model, BOXX® anticipates rapid growth
over the first five years of production:



During the first three years of operation, our projected year-over-year growth rate is expected to reach

245%.

Our year-over-year percentage growth will steadily increase as new and emerging markets — such as compact mobile scooter/vehicle formats — are explored and capitalized on.

The average sales growth for the first 5 years of production is projected To reach

137%

THE INVESTMENT OPPORTUNITY

Now is the opportunity for investors to get involved in the creation of a new industry key player and major global brand. This BOXX, Corp opportunity is committed to providing value for shareholders as a major holding partnership. Investors are uniquely positioned to capture significant value and benefits during this round of capital prior to Phase III market expansion.

BOXX Corp. Phase II production, product delivery and revenues are initialized on $3,000,000 capital

33.3%	**33.3%**	**33.3%**
Product Inventory	Product Production	HQ Operations & Sales

This funding will allow BOXX Corp. to advance production and begin shipping product throughout the world. BOXX Corp. will drive towards profitability through the following milestones:

- Completed production-ready product development
- Initial product annual production capacity
- Successor(s) product and technology development with extended global IP
- Product distribution networks
- Market entry to the EU and US and our successive major key trademarked market's
- Ability to finalize commitment to our first major retailer and fulfill existing private dealer lots
- Inventory asses of 1,000+ units for immediate $4.5M+ MSRP Revenues

Most importantly,
this Phase II Production Round
Investment will enable BOXX Corp.
to earn $4-5 million in initial revenues
driving profits and shareholder value.

Eric Vaughn, CEO & CTO/Founder
ericvm@boxxcorp.com
(800) 625. 2699
www.boxxcorp.com